UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 12, 2008

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation)

| 1-768 | 37-0602744 |
|---|---|
| (Commission File Number) | (IRS Employer Identification No.) |

| 100 NE Adams Street, Peoria, Illinois | 61629 |
|---|---|
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 230.425)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

## Item 7.01 - Regulation FD Disclosure.

The following information, including the exhibit described below, shall not be deemed "filed" hereunder for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On March 11, 2008, Caterpillar Inc. held an analyst meeting at CONEXPO-CON/AGG '08 in Las Vegas, Nevada in which Chairman and Chief Executive Officer Jim Owens gave a presentation on the execution of the corporate strategy and corporate goals.  A copy of the meeting transcript is attached and furnished as Exhibit 99.1 to this Form 8-K report and is incorporated herein by reference.  The furnishing of the transcript is not intended to constitute a representation that such furnishing is required by Regulation FD or that the transcript includes material investor information that is not otherwise publicly available.  In addition, the Registrant does not assume any obligation to update such information in the future.

## Item 9.01 - Financial Statements and Exhibits.

    (c)    Exhibits:

        99.1    March 11, 2008 CONEXPO-CON/AGG '08 Financial Analyst Meeting

This information can be obtained by visiting our website at www.cat.com/investor.

## About Caterpillar Inc.

For 80 years, Caterpillar Inc. has been building the world's infrastructure and, in partnership with its worldwide dealer network, is driving positive and sustainable change on every continent. With 2007 sales and revenues of $44.958 billion, Caterpillar is a technology leader and the world's leading manufacturer of construction and mining equipment, diesel and natural gas engines and industrial gas turbines. More information is available at www.cat.com.

## SAFE HARBOR

Certain statements in this release relate to future events and expectations and as such constitute forward-looking statements involving known and unknown factors that may cause actual results of Caterpillar Inc. to be different from those expressed or implied in the forward-looking statements. In this context, words such as "will", "expect", "anticipate" or other similar words and phrases often identify forward-looking statements made on behalf of Caterpillar. It is important to note that actual results of the company may differ materially from those described or implied in such forward-looking statements based on a number of factors and uncertainties, including, but not limited to, changes in economic conditions; currency exchange or interest rates; political stability; market acceptance of the company's products and services; significant changes in the competitive environment; epidemic diseases; changes in law, regulations and tax rates; and other general economic, business and financing conditions and factors described in more detail in the company's Form 10-K filed with the Securities and Exchange Commission on February 22, 2008. This filing is available on our website at www.cat.com/secfilings. We do not undertake to update our forward-looking statements.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


CATERPILLAR INC.


By:    */s/ James B. Buda*
            James B. Buda
            Vice President

EXHIBIT 99.1

# Conference Call Transcript

# CAT - Caterpillar Inc. Analyst Day

EVENT DATE/TIME: MAR. 11. 2008 / 5:30PM ET

## CORPORATE PARTICIPANTS

**Jim Owens**
*Caterpillar Inc. - Chairman & CEO*

## CONFERENCE CALL PARTICIPANTS

**Alex Blanton**
*Ingalls & Snyder – Analyst*

## PRESENTATION

**Jim Owens** ***- Caterpillar Inc. - Chairman & CEO***

Good afternoon, all. If I can encourage everyone to find a seat, and we'll get under way. Plenty more seats up front.

First of all, I'd like to extend a very warm welcome to our Analyst Meeting at CONEXPO, ConAgra. Thank you for coming all the way to Las Vegas and your interest in our Company. I hope you've had time already to wander around a little bit in our machine engine exhibit and see what we're sharing with our customers in terms of new product technology, new service offerings and how it all integrates together.

Just one housekeeping note, I'll go through our presentation on Caterpillar, and this will be webcast. So, at the conclusion of that presentation, we'll have plenty of time for question and answers. We would appreciate it if you'd use the microphones, which we'll have runners coming around with microphones so people on the webcast will be able to follow your questions and my responses.

I feel a little awkward. I know many of you are big fans of Caterpillar, and your anticipation of an outstanding presentation today has already driven our share price up over $3, and I kind of hate when you have such high expectations. But anyway -- you're supposed to laugh. I was just kidding.

It's been a tough couple of weeks.

Tough couple of weeks, I know. Anyway, let's get into it. Needless to say, a lot of the things I'm going to say today are forward-looking. They do involve assumptions and economic forecasts, and the Safe Harbor language is available to you in full in our 10-K. But I did want to call your attention to that as we get started.

What I'll cover today, I'm going to just take a brief overview look at Caterpillar for those of you who haven't followed us for many years. I will spend a little bit of time on 2007, how we did that year and our view of 2008, and then a more broader forward look at where we're going. We've talked about kind of our stake in the ground 2010 goals and objectives. So we'll spend some time on that and then beyond that even to 2012 as we look at our business and investing for our future.

It kind of helps maybe to look back at the modern history of the Company. We've had a pretty strong sales and revenue growth now for going on 17 years. If you look at the 1990 through 2007 timeframe, our top-line growth averaged about 8.4% annual increase. A couple of plateaus in there, but as you can see, very strong growth in the mid '90s and certainly again since 2003. And this period has been particular robust. We'll come back to that because we have a lot of confidence in the growth outlook for the industries that we serve and certainly how we play in those industries later.

On an earnings per share basis, we're also very proud of our longer-term track record. Our compound growth rate of earnings per share over the 17-year period has been right at 20%. And you might can

imagine that this is probably my favorite-most chart. If you just look at the period coming out of the last trough, which we worked very hard, and I think was quite an accomplishment to kind of hold the earnings that we did in 2002. But coming out of that trough with the investments we were making in our future, we had an explosive period of top-line sales growth and also of earnings per share growth. We've averaged about 36% annual growth rate since the 2002 period.

Product range, you'll get a very small sampling out on the floor. Caterpillar is represented in every major product line and, in fact, essentially a leader in every major product line -- number one or number two on virtually every continent. Our machine product line goes from the small end from the Skid Steer Loader 216, which will handle about three quarter ton for $21,000 a copy, to the larger mining trucks, 400 tons per payload and about $6 million a copy. So we really have a tremendous range of equipment, and we have a lot of leverage through that capability.

Also we serve with this equipment and are very focused on key customer market segments that we serve. Residential construction, non-residential, energy, mining and quarrying, infrastructure, industrial, forestry and waste, and we play in all these major market segments on a global scale. And obviously, this diversity, both of market segments that we serve and geography, has been hugely beneficial to us as we've maneuvered through some fairly challenging and turbulent economic times in the last year or so.

I'm not going to spend much time on it, but I hope you'll spend a little time on the floor. I know Alex has already paid attention to our new D7E, a revolutionary breakthrough in product technology. You'll probably see a lot more of that product technology come into our product line over the next few years, but a terrific example of what our talented engineers are working on while we figure out how to sell more. But a very innovative new product that I hope you'll take a few minutes to look at.

On the engine side of our business, we go from about 25 to 25,000 horsepower on our product lines. Of course, the Caterpillar brand is well known globally. Interesting to a lot of people is that we're third in kilowatts producing in terms of the supplying of that, after GE and Siemens. So a lot of them out there, and that's just one of our product segments. But you'll see the new C175 on display here, that engine is being introduced to the market this year, a high-speed diesel, and we think going to be a terrific addition to our product lineup. Also the Titan gas turbine out of Solar, which will take their horsepower range up to 30,000, is being introduced next year and has been announced. So we're very excited about these new products and the growth opportunity that come from them.

Again, diversity of market segments. We know about the traumas of the on-highway truck market this year, but we've been a leader in that space for a long time, but also in electric power and marine applications, industrial and petroleum, oil and gas applications, and are proud to be, with different segments of our engine business, the leader in our size class in all of those segments, allowing us to generate record results this year, even when a key segment like the on-highway piece was severely depressed.

In terms of geographic diversity, it's interesting. We have the broadest footprint of anyone in our industry, essentially 101,000 employees, roughly 50/50 inside and outside the U.S. We operate in some 50 countries around the world. Our sales mix, if you looked at the previous peak back in '97 to today, ten years, we've gone from about 43% of our sales outside the U.S. to this last year 56%. So that's been quite a shift in our sales and revenues.

And if you look at Caterpillar dealers around the world -- and there's a good exhibit in the show -- they, too, bring a lot of strength and have been investing along with Caterpillar in expanding our service capacity around the world. We have 181 dealer-owners now around the world. They've got over 120,000 employees, over 3,000 locations, and literally, you can get spectacular support for your product no matter where in the world you operate it. And it gives us great local presence, certainly the envy of our industry.

Just a quick look at our sales and revenues, as you know, about $45 billion in 2007. 63% of that would have been in the Machinery category, as we externally reported. And that Machiney piece was up 9% last year. There are lots of differences around the world, and we'll come back to that a little bit later, but up 9%. The Engine business was up 6%, despite the meltdown in on-highway trucks, and represented about 30% of our sales. And in Cat Financial, 7% of our revenues up sharply, up 13% last year.

In terms of our cost, core operating cost, and we talk a lot about that in our regular calls with the analysts every quarter, our total operating cost for the Machinery & Engines business, $37.4 billion. Of that, 56% is material cost.

And I'm going to just comment briefly on how we've managed these costs because I know that's a concern that you have. Over the last five years, our material costs have grown at about 1.5% annually. That's volume adjusted, of course. But that's kind of our material cost inflation over that period of time. I have to feel that's pretty good management. It's well under the rate of inflation, and with all the commodity cost pressures that we've had, we think we've done a pretty respectable job in that space.

R&D we kind of target to run at about 3.5% of sales on average over time, and we've bounced around that level. And we've been increasing our R&D investment because it's key to our future growth.

SG&A as a percentage of sales has gone from about 9.5% to about 8% over this period of time. It still represents about 9% of our sales. And on an annual basis, I would say I'm very pleased with the way we've managed it in terms of it's been managed at our business plan levels. We're benchmarking SG&A cost versus best-in-class companies across all industries, and our goal certainly going forward now is to continue to reduce SG&A as a percentage of sales over the next few years. And that's basically by limiting its growth, as it'll grow slower than our sales rate as it has in the past.

And then on the challenging area and the one that you've written most about, on the factory labor and burden side, about half of that is period cost of manufacturing. It's been growing around 5.7% or 5.8% per annum over the last five-year period. In that period cost dimension, there is some variability in that, certainly. In fact, repair and maintenance has been growing at over 12% annually, and that's pretty extensive. But that reflects that fact that we're running some relatively old equipment basically 20 hours a day in a lot of cases, and it takes a lot of maintenance. So we've spent a lot of money to keep all that going and to run our factories at near capacity. And our depreciation has been going up as we have made capital investment.

The other little more than half of that pie would be variable cost of labor and burden. In that is energy cost, transportation cost, both of which have been above the rate of inflation. That cost has been going up about 5.5%, 5.6% per annum, a little higher than we would have liked, and we've been disappointed not to get the productivity gains that we would have liked to have seen in that space.

And going forward, that little over half of the 31% is where we should see the productivity gains that I know you and we are looking for. So just for clarity, that's the cost and the piece we think probably the biggest challenge is in the variable cost of factory labor, which is a little over half of the 31%.

Just again talking about investing for our future, this period of unprecedented demand growth has really strained our capacity. We essentially had a lot of excess capacity when this boom started in 2003. By the time we -- we had a 33% increase in sales in 2004. By the time we hit 2005, we started hitting serious bottlenecks in capacity in our overall supply chain globally. We have been investing. As you can see, we ramped up our investment from '03 to '06, '07 we were spending $1.6 billion to $1.7 billion annually. And that's adding incremental capacity. A lot of that capacity you'll begin to see show up in 2008.

A good example would be our Lafayette facility, where the capacity for large engines takes a step function up this year. But a lot of that capacity is coming in our machining complexes within our existing facilities, and then, of course, quite a bit is coming from our investment in new greenfield facilities, principally in emerging markets, and we'll come back and talk a little more about that. But you'll begin to see the benefits of that capacity add as we go out, and we're quite excited about the opportunities clearly, or we wouldn't be investing the money.

On the R&D side, we've been gradually ramping up our R&D, again maintaining fairly constant percentages of sales being invested in research in engineering. But we had the Tier 3 compliant product roll out. So virtually every product in our machine lineup changed to meet emissions compliance laws in the '04 through '06 timeframe. And now we're really gearing up our investment to be Tier 4 compliant in all the regulated countries in the 2010, '11 timeframe. We know we need to do more to get ahead of the curve, if you will, with getting this research and investment done before we put new products in the field, and we'll have less field problems when we do that. So we've acquiesced to that thought from our engineering fraternity.

Another important thing, just looking at the Company as it stands today, is we are both a product and a services company. Our product side, the Machinery & Engines side of the business, is about 64% of total sales. What I would describe broadly as integrated services represents another 36% of sales, about $16 billion in the year 2007. The reason that's important to kind of understand the Company is that there's good growth potential there, but it also has significant earnings stability, much less volatility to economic cycles than the capital goods side represented by the products piece of that.

A good example might be the U.S. last year, where we had a very significant downturn in a lot of new machine sales markets, and yet the parts business basically was flat in the United States. It grew elsewhere. So that would include -- that 36 % -- Genuine Cat Replacement Parts, Cat Financial, Cat Logistics, Solar Service division, Reman products and Progress Rail Services. And you'll recall our target for 2010 was to be at about $20 billion, which would have been the size of the Company in '02, by 2010 in services, and we think we will make that.

Just a quick retrospective then on 2007, a very tough environment for our North American customers, in many cases, and dealers. Sales and revenues were down 11% in all of North America, and Canada helped make it better. Housing, we went into the year looking for housing-related sales in the U.S. to be off about 30% and on-highway trucks to be off about 40% [*sic* 50%], pretty severe corrections. Both turned out to be worse than that. And non-residential construction went off quite a bit last year also, and coal in the U.S. was down.

So a pretty challenging environment in the United States offset by absolutely booming demand, particularly in the emerging markets of the world, but pretty much everywhere outside of North America. Europe, Africa, Middle East hemisphere was up 34%, as you know. And people think about emerging markets, they think it's only India and China -- not true. The Middle East is booming, particularly construction activity in oil and gas development. The southern cone of Africa booming, particularly mining activity coming back into that region.

Russia, Eastern Europe, the 'Stans, all doing extraordinarily well. So we were up 34% in the region, and we had a huge order backlog at the end of the year, it's very, very strong even if Western Europe slows down.

The same could be said for Asia. China was doing well, of course. We read a lot about that. India was doing well. The Southeast Asian countries, the ASEAN group doing very well, mining very strong, mining very strong in Australia. So, as a hemisphere, booming demand conditions. And the same for Latin America, particularly the west coast of Latin America and all the mining activities in Brazil, which is benefiting hugely from the commodity boom.

So there was a lot of trauma in the year is what I'm trying to say in terms of ramping down production in some of our U.S. facilities or converting the products they make to serve export markets. Our exports were up 20% last year, and all of our overseas facilities were essentially working at capacity all year.

So, at the end of the day, if a few years ago you'd have told us that on-highway trucks were going to be off 69% [*sic* 59%] and housing was going to be off on the order of 50% and coal was going to be down in the United States, we would have thought ugly things. But it turned out to be an all-time record year for the Company.

So a lot of the initiatives in diversification and expanding our product lines and focus on services I think paid some big benefits last year. It wasn't as good of a year as we would have liked as a management team, but it was a pretty solid year. And more importantly, we were putting down a lot of foundational elements in terms of investing in new capacity, investing in new process disciplines with our Cat Production System and new product technologies that support future growth that we felt very good about.

Now the '08 outlook, I hope it doesn't surprise you for me to say it really hasn't changed from what we issued late in the third quarter, essentially. But at that time, we thought the United States in particular would probably experience a recession in 2008. I think that's still probably the case, maybe with a bit higher probability now than we thought at that time. But we're looking for real growth in North America, helped by Canada in this case, to be about 1.1% on the year. And I think the stimulus packages that are under way will be helpful, but probably being sure that this is a relatively shallow recessionary experience instead of prolonged.

Europe, Africa and Middle East region -- we're looking for the Western Europe growth rate to slow from about 2.7% to 2.2% real growth. But the region as a whole, particularly the Middle East in the emerging markets in the hemisphere, we think will continue to do quite well. And Latin America, a little bit of slowing primarily in Mexico, but the west coast and Brazil continuing to do very well in Latin America and, again, demand for our products quite strong.

Asia Pacific, certainly India and China we think will be affected by the slowdown in the U.S. in terms of consumer exports, but their domestic demand is growing. They're investing in infrastructure and the regional trade is stronger, and their balance sheets are very good. So they're making big investments in infrastructure. And so we look for a little slowing, but still pretty robust growth there. And then Japan benefits by its regional participation with the rest of Asia, and we think it slows a little but not dramatically, even though their U.S. exports will be down.

So worldwide, we're looking for real growth, right around 3%. Not a great year. Keep in mind 2004 through '06 were the best three years of global GDP growth since World War II, which has stimulated the commodity boom that we've had. We think '08 is likely going to be a slower growth year, but not terribly slower.

This is kind of an interesting chart, and I know many of you have seen these kind of numbers. This is machine industry worldwide, and this is indexed off of 100. But the interesting thing is that the United States or NACD, North America, was the largest piece of this global industry in 2005. And by 2008, if you're looking at the hemispheres, the Americas is the third-largest hemisphere. So there's been a rather profound shift, probably the most profound shift that I can remember in 30-plus years of being around the business.

Anyway, our sales forecast for 2008, we're looking for sales in the United States, and this is our shipments to dealers, to be about 0% to 5%. So we think with the sharp drop that we had last year in housing and on-highway trucks and the coal-related industry and the $1.1 billion that we managed out of U.S. dealer inventories last year, rather thoughtfully I think, all serves us very well. And we saw probably the lowest ebb of sales in the U.S. It could be slightly lower, but I doubt it. So our range there is flat to up 5%, even with a pretty weak macroeconomic environment.

In Latin America, we think our sales for the year will be up 10% to 15%. In the Europe, Africa, Middle East theater, we think our sales will be up 5% to 10%, and in the Asia-Pacific theater up 10% to 15%. And I would say at this point, sort of good news and bad news, I guess, depending on your perspective, we believe we'll be supply constrained for shipping more for most of the core and large machines and engines in our product line. In other words, we're going to sell about as much as we can build. There is very few exceptions to that.

In terms of the outlook then, we're looking for sales and revenues to be up 5% to 10%, earnings per share to be up 5% to 15%. Key assumptions in that, price realization will be up about 2% and maybe slightly more, depending on any mid-year action we take, which would be in response to material cost increases that are above our expectations. We're looking for material costs to be up about 1.5% this year. That's our global assumption. Keep in mind there's a lot of management that goes on here. We're shifting sources worldwide, consolidating suppliers, working on engineering changes. So this doesn't just happen, and it's not just reflective of inflation in the world. But similar to '07 for material cost and less than the rate of inflation is our expectation.

Our R&D costs are up proportionately a little than sales, primarily because we're really trying to get ahead of the curve with our Tier 4 emissions compliant product. And again, I think that's critically important so we can introduce the kind of quality we want to the marketplace as we roll that product out. SG&A as a percentage of sales will decrease next year or this year. And probably the most challenging part in our business plan is holding factory labor and overhead cost about flat, volume adjusted, meaning that the benefits we get from the Cat Production System in terms of labor productivity more than offset inflation because we will have wage increases. And we think that's doable.

Net currency impacts for the year we think will be largely neutral because we do have a global manufacturing base. Clearly, over time, a weak dollar benefits a large net exporter, but our accounting analysis is more of a static analysis. That doesn't affect what we can do with prices over time. So I'll leave it at that for the moment.

And then CapEx, we're looking to spend about $2.3 billion. That's kind of give or take a little bit. It's really a function of how fast we can get good projects put in place and acquire machine tools to add critical capacity that we think is important for our near-term growth.

Now beyond '08, we think this global economy that we are operating in is really positioned to grow. You know all the headline news tends to be bad now. But if you look at the longer-term perspective, you see a world that has relatively low inflation and relatively low interest rates, and I'll come back and talk a little bit more about that.

We also see very clearly under investment in many of the key sectors that we serve, and that would be mining capacity, energy capacity, and that's a broad context of oil and gas, coal, nuclear power, distribution capability for energy, et cetera. That has a big impact on our business and infrastructure in general. It's eroding in the United States and Western Europe from under investment, and in the emerging markets, they can suddenly afford it and there's a lot to be put in place for them to have the kind of infrastructure that their citizens aspire to have. We're part of that solution.

So I'll cover those things in more detail. I want to look at our projections and thoughts of where we'll go between here and 2010, which has kind of been a benchmark I've been giving you for the last few years. And then we'll look at Caterpillar five years out. First of all, we expect continued and very strong growth in worldwide infrastructure spending over the next decade, sweeping statement. It's interesting, today in the paper the United States, both parties are beginning to think about creating maybe a development bank for infrastructure.

There's a growing recognition on both sides of the aisle that we have under invested in roads, in airports, in ports, in railroads, and we're flat-out out of capacity. And this global economic boom certainly exposed that, and more and more people realize that we've crumbling bridges and roads and we're going to have to spend some money to maintain the infrastructure that we have. The same could be said for Western Europe, by and large.

Perhaps even more important than that, though, is the significant need to improve and add infrastructure in the emerging markets of the world. And what's changed fundamentally from even five or six years ago is the financial wherewithal to make those investments in the emerging markets of the world.

This is to the point of inflation. This is kind of a hard chart to read, but only an economist would love it. The left side shows you the developing countries of the world. So it's 10 [*sic* 0] to 18, the developed countries. The right side shows you the emerging markets of the world, 0 to 100. But the bottom line is by the time we get out into the early 2000s inflation rates are pretty low the world over, with the developed world running somewhere right around the 2% to 2.5%, even as it spiked up, and the emerging markets of the world dropping very smartly also into the 3%, 4% range.

So in terms of global inflation and inflationary pressures, it's come way down. I talk to the Fed on a regular basis, and if I look at industrial components in manufactured product over the last few years, our rate of cost increase has been running 1.5% per annum, hardly rabid inflation. There are selected commodities that are going up, but also there's a lot of competition if we keep the doors to global competition open.

If you look at interest rates across the emerging markets of the world, most of us in the room are -- I won't say you -- but many of us Caterpillar guys have been around for a long time. We remember when these rates were astronomical. Look at where interest rates are in the emerging markets of the world today compared to where they were at any time in the last ten years. And you say, ah, but interest rates don't matter so much, it's the availability of money. Well -- I'm coming to that chart in a minute, the availability of money. It's good, too.

As we look at growth rates for the next ten years, kind of the '08 to '17 period, keep in mind that in the most recent seven-year period, 2000 to 2007, the U.S. had a recession at the beginning and was heading to one in the end, and we still managed in North America about 2.6% real growth rate. So we think there's a good case for sustainable growth in the U.S. of around 3%, which you can kind of go across these regions. We've got growth flowing, continuing to slow a little in the Asia-Pacific theater, but the base now is much bigger. And so 6.5% real growth on the base that we have in Asia going forward is huge.

But we think there's a strong case for sustainable growth in the global economy primarily driven by the emergence of the emerging economies of the world, their vast populations reaching critical mass as being stronger, which has profound implications for energy demand and for commodity demand in general as well as, of course, infrastructure. We talked about these factors driving construction across both the developing and developing countries, and we think prospects for the industry, construction industry are very promising. If you just looked at what's going on in construction in the emerging markets, interestingly enough, in recent years it's been growing faster than GDP growth almost across the board for the last five years. And their infrastructure still needs to be developed.

This is the chart I was kind of thinking forward about. What's happened to liquidity? In my early career days working in Europe, Africa, Middle East and in Asia, countries were pretty critically dependent on loans from New York or Washington or London. No more.

Most of the commodities, a lot of the oil and gas, a lot of the minerals are coming out of emerging markets creating terrific positive balance of payments for them, not to mention globalization has resulted in manufactured goods coming out of a lot of emerging markets, which give them a very positive cash flow, very strong balance sheets. And our numbers would suggest that they're net positive now on the order of over $3 trillion. So their ability to fund has changed profoundly in recent years.

Mining and energy, growing world demand, particularly in the emerging markets again, prolonged under-investment, insufficient shipping capacity, which plays to a lot of the large engine demand that we're seeing, and low inventories and very tight spare capacity suggest that we won't see a massive correction in prices.

This is, I think, a very important chart. As you know, this shows on average the 2007 price levels, our forecast for 2008, and then the red bar shows what we think is needed to drive investment, significant investment in each of these sectors. And even with substantial corrections in commodity prices, we think there's going to be a tremendous drive for expanded capacity. And in most cases, it takes multiple years to get expanded capacity to market, and that's why we're seeing some of the price spikes that we're seeing now.

And of course, our '08 numbers for most of these commodities -- commodity prices have spiked well above these forecasted levels. We have thought that a recession in the U.S. would take these prices down somewhat. That's why we spent some time on the red bar looking at what do we think it takes to sustain investment over time and what gives us confidence that our demand will be sustained.

You've seen this one in many places, I'm sure, but think of all of the investment that's gone into the oil and gas space in recent years as prices have rocketed up and the Canadian oil sands have come on line, et cetera. And today, we're still at only 2.2 million barrels of spare capacity in the world. Now one hiccup, and the reason there's a price premium is a Nigeria or Iraq going off the scale kind of tips this balance again to significant shortages. And prices need to be higher in order to regulate demand.

In terms of regional metals demand, I think this is another interesting look at the world. 15 or 20 years ago, the Asian continent took very little of the world's commodity demand. If you look now across virtually every major metal, they take 50% plus of the world consumption is going to Asia. Now some of that's re-exported, but only a small percentage. Most of it's going back into their economies as this growth has taken on serious critical mass. Fundamental change.

Another interesting thing we track very closely, and this just looks at the mining industry, but normally speaking in our mining application a Caterpillar truck or tractor would run about ten years. They work them pretty hard in that business. Usually when they're running at capacity, they're working our truck seven days a week, 20 hours a day, and they're looking for a utilization rate up in the 90s.

So today, in coal mines, trucks, for example, 50% of them are ten years old or more. In metal mines, 56% are ten years old or more. The numbers just tell you how many are in there. That's the biggest number on there. But right now, they're running them longer because we can't build enough. And in many cases, they would like to replace them sooner. But again, it's a matter of global capacity, and we're doing everything we can to keep those fleets operating, given the demand for metals in the world economy.

Now I just want to come back to this, and I think it's an important point. I first talked to you about our strategy when we rolled it out in 2005. First and foremost, I want to emphasize we are still on track and focused on, as an enterprise worldwide, delivering this strategy. I'm not going to talk you through it, but certainly a values-driven company and that being foundational to what we do is every bit as important today, and we're continuing to drive there and get good traction, I believe.

The vision and strategic profile haven't changed. The important part about this strategy is we set very specific goals for 2010 for people metrics, both engagement levels and safety levels -- and we're making great progress there -- for product performance, both in terms of market share, in terms of quality performance measured by mean dealer repair frequency at different stages of the product's lifecycle, and for profitable growth. Very explicit goals, they were stretch goals. We have every intent of making them, and we're still very focused as an enterprise and driven to realize those goals we staked out for 2010 back in 2005. And I'll be happy to take your questions about it.

The only thing we've changed on this in terms of our critical success factors was we've expanded our China critical success factor to be emerging markets, which we've defined as the kind of archipelago from Russia, China, India and South Asia. These markets are growing very rapidly. We have a relatively small market share. Everyone is competing there. For us to have the global leadership position we aspire to, we must succeed, which means a lot of investment on the ground in terms of products specifically for this region and manufacturing capacity to be sure we're cost competitive in the region. And we'll talk a little bit more about that.

Near term, we've talked a lot about the fact we are focused on operational excellence. And I know it's sometimes boring because you can't see or touch it, but it's critically important. And I think we've gotten great traction with our Cat Production System. We spent most of 2006 very carefully benchmarking and defining the recipe. 2007 was an aggressive roll out year across the entire Caterpillar enterprise. Our metrics there are showing good progress.

Pretty spectacular gains, in fact accelerating gains in the area of safety. Dramatic improvements in our top-tier quality metrics. They slipped a little bit in '06, but we brought them back smartly in line in '07, and I think we'll be producing the best product we've produced in 20 years in '08. And we haven't gotten the traction we need when it comes to velocity, inventory turns and cost. But that's coming, and I have a lot of confidence in it. It's an important part of what we're going to deliver in the next couple years.

I just want to touch on China. We talked about it as kind of over there, and we don't think too much about what we're investing there and how we're positioning our Company there. But just let me run down this list with you. We have a new engine factory under construction, a new world-class wheel loader factory under construction, both greenfield, a new component campus where we're going to be making hydraulic components, cylinders, pumps and motors and cabs to support our operations there. We already make, as you know, excavators. We have a world-class excavator manufacturing in Cat Xuzhou that's growing rapidly, and other components are in country.

We completed the acquisition of SEM, that's Shandong Engineering Machinery Works. I think we were one of the only multinationals I know that got Chinese government approval to acquire 100% of a venture we made an investment in three years ago. That makes small and medium size wheel loaders, and we've had a great working relationship with Shandong Province. We got permission to buy all the surrounding land, which gives us a great brownfield expansion opportunity, which we will fully exercise. But that company had 6%, 7% market share wheel loaders domestically in China. We think it's a terrific addition to our lineup.

Product strategy is being executed. We've got in the field product managers that are focused on the emerging markets and giving us a competitive lineup to compete there. We're also looking at China a little different than other countries. It's a very holistic business model. We worked with our dealers and our distribution model to say we really need local focus at the province level.

So we set an expectation that our sales and service agreements, rather than four or five large dealers, would be focused on a sales and service agreement by province with performance expectations by province, including major investments by province for the dealers. And I'm happy to tell you they're stepping up big time.

We're also stepping up our training of people, service mechanics and service technicians and sales people in the country to expand our participation in China, and I'm very pleased about how that's going. And from a Caterpillar side, we introduced Cat Financial Services into China several years ago. That's coming along very nicely. Customers are learning to repay on time even. And it's been a very helpful marketing tool for us. Cat Logistics, Caterpillar Remanufacturing, all of this kind of pulling the whole Caterpillar business model and helping our Chinese customers grow and prosper and be more successful.

So I couldn't be more pleased about that. We still have a relatively low market share in country, not that we aren't close to the leader in many cases. But every Korean, every Japanese, every European and every American company are competing for share there. And there are about 50 state-owned companies that had the lion's share of the business before that are still in the consolidating mode. But trust me when I say we are really focused on being a leader in the domestic market there and serving Chinese customers extraordinarily well, and I'm really pleased with where we are.

What we discovered is in the last couple years we've got exploding growth in Russia, for example. We're taking our Russian fabrication center, which was sending components to Western Europe, and converting that to an assembly plant. I'm pretty sure we'll be the first manufacturer to assemble finished excavators in Russia starting this year. And we'll be expanding our capacity in Eastern Europe to do more fabrication work to support our Russian subsidiary.

And a few years ago, we acquired our licensee and our joint venture in Engines and Machines in India, and in both of those cases, we're substantially expanding the capacity, as are we in Indonesia, and integrating our South Asian and Southeast Asian manufacturer network. All this will also play very well, by the way, with the transformation of Shin CM to a majority-owned company for Caterpillar going forward, so we can integrate our manufacturing strategy throughout the Asian theater. So a lot of very exciting developments and growth and in opportunity in that very important region of the world.

Our goals for 2010, what I told you a year ago, I said I thought we'd be $50 billion plus. And in the range of even $45 billion to $60 billion, I thought we could deliver the top-tier goals that we staked out for you. I guess one year later, I think today we'll be approaching $60 billion in top-line sales and revenues by 2010 with the capacity that we're adding and the investments that we're making. And that doesn't include any acquisitions of substance other than SCM, which will be consolidated. That adds about $1.5 billion to our top-line revenue.

In terms of earnings per share growth, we think we can deliver 15% to 20% annually between here and 2010. That was our position a year ago. That's about $8 to $10 a share. That's our position continuing today.

Now I thought it might be helpful just to have a little roadmap on that because some of you have said, well, gee, that's a big jump from $6 at the end of this year to $8 or $10, just using round numbers for the moment. What we did is we looked at our 2007 actual earnings per share of $5.37. If you look at the sales growth that we currently anticipate, and we put a range around that, and we just held the current profit rates on that, including Cat Financial profit growth in line with machine sales growth, that should add between $1.10 and $1.75 to our $5.37.

Then we think the profitability improvement that comes from operating efficiencies, and that's the pull through on higher volume, the modest price realization expectations, we expect it to be slightly better than material cost inflation in this period, and some operational improvements associated with the Cat Production System. In fact, I think they will be fairly significant in this period. They yield a range of $0.83 to $1.78 a share.

And then our share repurchase program, which the Board has authorized and which we've been smartly pursuing, should yield another $0.70 to $1.10 per share. So just a little roadmap, at least management's expectations of how we will deliver earnings per share in that range in 2010, and we're still confident in our ability to do that in the markets we see.

Five years out, we expect, as I said, a pretty good investment climate in the global economy with pretty good growth, particularly again these emerging markets. And most notably, Caterpillar and Caterpillar products are uniquely positioned to serve some of the areas that absolutely must have investment to facilitate this economic growth. It can't happen without energy. So oil and gas, production, distribution, power generation, power plants, distribution lines, all of this infrastructure must be put in place to support growth. And we've got the products that play across a full spectrum of that.

The mining industry of the world is stepping up its investment steadily, but new mine openings will be occurring, we think, pretty steadily in this five-year window immediately ahead of us. Eventually, they'll get excess capacity and there will be big cycles in commodity metal prices, but we don't think it's going to happen in the next four or five years. And then the infrastructure, we talked about that quite a bit earlier. It needs to be invested in in the United States and Europe. The emerging markets are really stepping up their investment rather smartly in it, and I think they will continue to do so.

We expect our sales and revenues to continue to grow at a pretty attractive rate, probably in that 7% to 9% range, most of that coming organically. A few acquisitions in there, but not many. And we are investing today. If we wanted to just maximize earnings we could do a lot better by 2010, but we're investing pretty substantially in creating global capacity for our machines, components and engines to compete in the world marketplace and continue to be the global leader in the markets that we serve worldwide.

So again, world-class operational excellence, we're getting great traction there. We've got a long ways to drive it to world-class performance everywhere, but I think we'll get that done. And with that, we think we can sustain earnings per share growth, at least in the near-term future, meaning to 2012, in the 15% to 20% annual growth range.

Now I just want to touch just a second on cash flow because sometimes earnings and cash are different. Our operating cash flow [*sic* operating cash flow before pension/benefit] has grown from about $2.9 billion back in '04 to $5.7 billion this year. What we did with our contribution to pensions and other post-retirement plans, those numbers go from $1.9 million to $5.4 million. What's notable here is we had significant contributions to those plans in '04 and '05. We're now getting to the point where we don't need to contribute much more to those plans. So they don't consume as much cash going forward for the near-term future.

In terms of growth, we've been steadily increasing our CapEx, but we can readily afford to do that. Our acquisitions have been relatively modest and probably -- we'll continue to have acquisitions, and they'll probably continue to be relatively modest. And we've had annual dividend growth, which we as a management team like and our Board is inclined to want to approve when we can afford it. So the prospects there are good. And kind of the residual is share repurchases, and we've done quite well with the authorizations the Board's given us there.

So in terms of priorities, first and foremost, we want to fund the growth of the Company and keep it strong and in a leadership position. The pension benefit plans are in good shape, dividend growth as we've been sustaining. Our stock repurchase authorization is good for a few years, but we're going to invest in our stock where we think it's a good value. And we think it's a good way of rewarding our shareholders. So it's kind of a balance between dividend growth and share repurchase that we are working on.

We intend to maintain a very strong A rating, investment grade rating in the marketplace. We ended year 2007, by the way, with the strongest balance sheet we've probably had in 20 years, 31% debt-to-debt plus equity. Our target range is 35% to 45%, so we'd like to stay kind of optimally levered. So we think we've got a lot of flexibility in that regard today.

And I don't know if you have the question or not, but I've been asked several times are we being severely affected by the credit crisis crunch? The answer, no. Are your customers? Answer, so far the people that are doing the work -- I mean the people that are building the houses and people building the commercial developments may be being affected. In fact, they are in the United States. But our customers, people who buy our machines for construction, are not being.

We've been able to continue to raise money with Cat Financial in medium-term note markets at very competitive interest rates and be able to support our customers. So that has worked very well. And we've been through a few recessions before, and we're kind of old-fashioned lenders. You know we borrow money. We leverage up. But we lend it to people we know. We get a good down payment, and we know what the residual value of the machine is. If they don't pay us, we take the machine back, and we know how to remarket that machine. So it's worked out quite well so far, and we're very confident again in how we manage the credit space.

Takeaways, we expect to see continued growth in the global economy despite a lot of turbulence today. Most of the industries we serve are very strong, and our long-term view of those industries is very positive. I think we've got a very comprehensive strategy. It's one that we've cascaded across all of our business unit divisions. We've got a terrific team of employees all over the world working hand-in-glove on delivering it. There's good clarity of understanding of what we need to deliver.

We're very focused on this execution thing -- safety, quality, velocity, cost, Cat Production System. This is a tough change management exercise. We have done things pretty autonomously across all of our business units, and now we've staked out some very clear guidelines as to how we're going to do our work, how we're going to measure the results, and we're going to do it exactly the same across 278 facilities all over the world. It's coming, but it's not coming as fast as I'd like. But I have a lot of confidence we're going to get this job done well.

And finally, delivering the strategy is going to be very rewarding to our customers, our employees -- it's going to be an even better place to work, and we're already getting a lot of good recognition on that front. And certainly, it's going to be very rewarding for our shareholders, who've seen the light of what we're delivering here.

So let me stop there. Again, I think if you look at Caterpillar and kind of how we fit and play in this global economy, we're in the business of making progress possible. Our machinery, our engines go into key sectors around the world, creating infrastructure to support growth, doing it with an incredibly strong broad product line, doing it with a dealer network that's just unparalleled in the world in terms of most anything we want to market. We've got great channel to market with local knowledge and great product support right out of the chute. Nobody else can do that.

And the service businesses, to be $20 billion of our top line by 2010 is pretty incredible. But the most important thing is the highly integrated nature and the lifecycle working relationship we have with customers that makes us truly unique in our industry. It's a huge competitive advantage.

And then our customers, if you walk around out in the show and you talk to people, you find out they have a pretty tight little working relationship with Caterpillar. And this is something we take great pride in. We work very hard to help make them successful because we realize when those customers are successful, we're going to be successful.

So let me stop there. Needless to say, I like where we are, and I think we've got a lot of opportunities to do some pretty spectacular things in the next few years. Mike, I'm going to let you be my regulator, and then I don't have to choose sides.

## QUESTION AND ANSWER

**Unidentified Audience Member**

I just wonder if you could share your thoughts on $10 billion more in revenues and the same level of profitability? Is there more global competition out there over the next five years? Is it higher raw material cost? Can you give us a sense, your sort of personal view what would account for that?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

I don't think I forecasted that.

**Mike DeWalt –** *Caterpillar Inc.*

No, I think what he's saying is we've gone from $50 billion at 15 to 20% to approaching $60 billion at 15 to 20%.

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Okay, yes, I'd be happy to comment on that. I've always felt -- I mean the competition is good, and we're only going to be but so much better. And I think, realistically speaking, our top performance in terms of return on sales type numbers has been in sort of the 8% to 9% range, and I think it's going to stay about there.

I think we're darn good, and I think the competition is pretty good also. And our focus is going to be on keeping our products very competitive, getting leading market share positions. We're there for the lifecycle of the product, and I think a return on sales type number in the 8% to 9% range is what you'll see in strong market conditions.

I think we can deliver that, hopefully at the higher end of the range, but certainly in that range. And our focus is more going to be on return on assets and getting higher turns with the asset base. But the competition is good, and as you can see, they're not going away.

**Unidentified Audience Member**

Jim, a question on the profitability roadmap. Basically pretax, it sounded like 200 to 400 basis points of margin improvement pretax per this roadmap. But geographically, the growth is still going to be greater outside the U.S., and your 10-K filings are -- I'm not sure if it's through representation, but even when North America got hit as bad as it did last year, especially with the truck engine profitability issues, it still looked like there was about a 300 basis point spread between your domestic margins above your international.

So if international continues to grow faster than domestic, you're going to have an adverse mix weighing on part of that profit improvement. Can you take me through that and I don't know if you can enlighten us exactly to the margin differential domestic versus international?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Let me comment on that in maybe a little more general way than you'd like. But we do have slightly lower margins outside the U.S. than inside. If you went back seven or eight years ago, it was much more pronounced. So we've done a good job of closing the gap and improving our profitability outside the U.S., but I would look at this more sector specific.

If you look at the global mining industry, we're kind of equally profitable the world over. If you looked at the global oil and gas business, we're kind of equally profitable the world over. If you get into the smaller machine category, where there are a lot more competitors and we have a lower market share, we're less competitive -- less profitable in those segments, but we're looking to grow our market share position.

So I think it's -- what's important is that, and our focus as management is that we have adequate returns that fully meet shareholder expectations in every business that we're in. And if we're not there, that we have a good roadmap of how we're going to get there globally. So we're pushing very hard for that. But I would define that kind of as a -- some industries -- market segments are more strategically important than others, but in all cases, we'd like to have a return on assets on average greater than 15%, pretax.

And so we're working hard to get everything to that. And some things we think about are strategically important because we don't want to give competitors an opportunity to get too good at that and grow up and take us on in other places. So there's a little bit of that blending going on.

But to the world point, David, you're right. We have been less attractive outside than inside, but we're closing that gap, and I think I'm very pleased, particularly in the European, Africa, Middle East theater, at how much we've closed that gap in the last few years.

**Unidentified Audience Member**

Thank you. I think we were all coming here hoping we'd hear something about the on-highway engine business, and I understand you can't say anything until we have a formal announcement. But you have given some pretty aggressive EPS forecasts through now, I guess, to 2012. So should I read your 15% to 20% EPS forecast through '12 as CAT saying we don't need to be in the on-highway engine business to achieve these goals?

Can you continue to be in it in a less meaningful way? Or does your forecast assume some announcement we don't know about? Because I feel like that's a critical part -- piece of the puzzle for us to get comfortable with the longer-term forecast.

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Okay. I'll skate on thin ice here by saying, first off, I wish we'd announced something today, too, or before today. We weren't looking for some event, big event, to make an announcement about where we're going strategically with the on-highway truck. When we're ready to make an announcement, we will make it that day. And we're still considering many alternatives. And I know you're all anxious to know exactly what that final decision is going to be, and we look forward to telling you.

I will say I think it has, regardless of which way we go, it has almost no impact on our earnings per share between here and 2010. Meaning, I'm confident we'll get to 15% to 20% regardless of what position we make on the on-highway truck engine business in that time frame. It's more important longer term. And I think it's important, personally, that we find a way to successfully play in the on-highway truck engine business.

And I'm just going to have to leave it right there for now. I'm not taking more questions about on-highway trucks. Yes.

**Unidentified Audience Member**

Okay. This is not a question about on-highway trucks. How about input costs? If you're right about the developing countries consuming more and more of our hard commodities, wouldn't that suggest to you that we will remain an inflationary environment for input costs? And what can you do internally? Can you make your pricing more flexible, so you can react quicker to input costs? And is it a concern to you today, just looking at year-to-date prices for steel, copper, nickel, aluminum, you name it?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Well, [Ann], what's been interesting to me is it's kind of eye popping, if you look at the last five years, how much commodity prices have increased, be it aluminum, oil, steel, iron ore pellets, you name it. And in that five-year period, we've managed our total material cost purchases at 1.5%.

And I'm not sure we're as good as the competition in some cases they're buying. So we still -- we're still working on that material cost piece. But I am -- I do think that it could create inflationary cost pressures. Keep in mind, I mean, iron ore pellets went up 65% last month. And I think the notion that they're going to go up at these kind of astronomical rates going forward is loony, personally.

But I think they'll stay at pretty high levels. There will be a lot of investment. If they stay at super-high levels, the industry will overinvest, and they'll come crashing down and we'll have a bubble in commodities like we had in housing. So I think the global mining industry is a little bit more consolidated. They're thoughtful about that. They're going to work to add capacity, but they're going to be -- they're also mindful of their costs, and they want to do it in the right way.

So we look for, still, with the recessionary environment in the U.S., for some of these commodity prices to come off a bit from these spikes that they're hitting today. But we, again, think they're going to stay high enough to encourage a lot of investment, and there just flat out needs to be a lot of capacity.

Essentially zero capacity was created in global mining in the period from '97 to 2003. Zero. And during that period of time, the emerging markets were growing quite smartly. So there's a lot of catch-up to be done. And it takes a long time to -- I mean, they can have brownfield expansions of existing mines, and the new mines take much longer to bring online. So I think this cycle has got a lot of legs for that reason -- oil and gas and minerals.

But I don't think prices are going to keep going up. If it does -- they do keep going up, it's because we've created too much liquidity in the world, and we're going to have an inflationary problem that the banks will have to -- all of the central banks will have to deal with. I don't think anybody wants to see that.

## Unidentified Speaker

Jim?

## Jim Owens  - *Caterpillar Inc. - Chairman & CEO*

Our pricing policy? Well, we'd like to take annual price increases, and we'd like to be sure we stay competitive, it's a little bit of a function of what the competition allows us to do. And we will look at taking some mid-year price adjustments if we get material costs that are substantially higher than we expected. And we're trying to get a little bit more nimble at that, but keep in mind that today we've got an order backlog for essentially all of the large equipment that we have that's sold out for the year. So I'm banking on doing a pretty good job in this cost management side. Yes. [Trevor]?

## Unidentified Audience Member

You were right when you say that most of us in this room don't have a quick way to measure your first two very important metrics of safety and quality. But when you embarked on this process of creating the CPS in the '06, '07 timeframe, have you surpassed your goals in those two metrics, or have you fallen behind? And if you've fallen behind your original expectations, do you know why, and what will you do about it?

## Jim Owens  - *Caterpillar Inc. - Chairman & CEO*

Well, let me take -- let me just take the safety. We have a very precise, standard way to measure. We measure it in terms of reported injury frequency per 200,000 hours work and lost time days per 200,000 hours work. It's very precisely measured. It's measured exactly the same across every manufacturing facility in the world.

When we set the target for 2010, we set the target based on benchmarking the best companies in the world we could find. And there is a small handful of three or four companies, companies like DuPont, Alcoa and GM, that have just substantially better numbers than anybody else has in that space worldwide. And we set that as our goal. And we were pretty mediocre when we set that goal, actually back in 2002.

We have not quite achieved -- because we judge ourselves and we set performance metrics on a straight-line basis, we have not exceeded those expectations. But I would say of 378 manufacturing facilities in the world, over 200 of them beat the safety metrics of the world-class companies last year. But on average, we've still got 8 or 10 facilities, large ones, that aren't there yet. And we're working -- I'm very confident we will get to be mentioned in the handful of best companies in the whole world. It's part of our values, and we'll get there.

But we're looking at why we didn't get there. You bet. And we're putting up watch lists. We're forcing those -- these companies to get out -- or these units to get out and benchmark with others within our own company. We're sending in SWAT teams to help them. Our goal is nothing short of world class in that space.

On the quality metrics, again, we set -- our goal there was to cut the mean DRF and early hour reliability numbers in half, 50% reduction. That would be levels never ever before seen at Caterpillar.

And in 2006, we went a little bit the wrong way with the explosive growth, supply chain disruptions and a sea of new products coming to market. And in 2007, I can tell you nothing got higher attention than product quality, and we had probably one of the best performance years of year-over-year improvement in the history of the Company. At least that anybody knows about.

So usually around Caterpillar, what gets a lot of attention and focused on gets done. And I have a lot of confidence we're going to get these done.

**Unidentified Audience Member**

(inaudible question - microphone inaccessible)

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Absolutely. Every product manager in the Company has a specific tie on not only safety, by the way, but on product quality. Everybody in the product ranks all the way up through myself had a significant dimension tied to product quality. In the case of safety, we feel that we should not tie compensation to safety. It's a values thing, and we don't want people misreporting or have any incentive whatsoever not to be getting all the cards on the table and we solve the safety problems.

**Unidentified Audience Member**

Jim, during the presentation, you talked about Caterpillar being an 8% to 9% return on sales company in a strong environment. Which is a marked change from what it used to be, to have 8% to 9%, I think it actually was 9% at the time, midpoint during the cycle. It's quite a different change from the strategy of several years ago. And I guess my question --

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Well, we were 8.8% in 1997.

**Unidentified Audience Member**

But that was with --

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

We didn't have -- we just kind of had the mid-range of the product. We didn't have all the small stuff.

**Unidentified Audience Member**

I guess my question is this 8% to 9% over -- for Caterpillar as a company today, how much of that is a structural thing that you can't control, the competitive environment? Is it because the material environment that's much different? And how much of it is struggling with the not getting the benefits of Cat Production Systems, a mismatch or if you have capacity because you haven't got enough big capacity that forces you to view the Company that way? Because it sounds like that you've almost had to postpone that goal because of the recognition of where the Company is today and maybe would return to it in a future time?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Well, I don't want to change all your expectations here about us, but I think given the range of products that we offer, products and services, the global nature of it all, the need to invest in capacity and research and engineering and the strength of the competition, that's a pretty realistic expectation.

We've never -- in 1997, with a much narrower product line of core products and a very strong market, we had 8.8% return on sales. We actually had 8.5%, I think, Mike, in 2006. In this cycle, that was the highest we hit.

So I think it's much more important to look at return on assets employed in the business than return on sales and -- but I do think, realistically, we should expect ourselves to deliver 8.5% to 9% return on sales in the booming times, and we should expect to hold it at a pretty good level in the worst of times. So we're trying also to balance being able to be attractively profitable in difficult markets.

And again, one of the reasons I'm really proud of what we did in 2007 is because we dealt with a lot of market turbulence, our management team did, around the world and still delivered some pretty darn good results. If it had been smooth 8% growth, trust me, it would have been a lot easier.

**Alex Blanton**  *- Ingalls & Snyder - Analyst*

Alex Blanton, Ingalls & Snyder. Jim, going back to World War II, your highest margin levels have come after you expanded capacity significantly and then you're filling it up. So your start-up costs are low and your expansion costs are low and your margins at their highest level under those circumstances. Then once you start expanding capacity again, margins get hurt.

Now this is a little different period. Over the last five years, your CapEx is up 240%, which is about 28% a year growth in that end. But you still need to expand it, it seems. You're not really at the point where you can sit back and just fill up that capacity and see those high margins.

So how do you see the CapEx unfolding from '08 on through, let's say, 2012? And are you going to reach a point where your CapEx levels off, and you start filling up those plants and really achieve very high margins during that period?

**Jim Owens** *- Caterpillar Inc. - Chairman & CEO*

Good question, Alex. And clearly, I mentioned the greenfield expansions we've got going on in China now. But just take the $1.6 billion, $1.7 billion, as you point out, that's more than double what we were spending. We had a period of coming out of the PWAF investment in the early 2000s and a slowing demand in the world market for most of our large machines that we had substantial excess capacity. So 2004 and '05, I mean, we basically -- we had 6 million square foot standing idle in Illinois in 2000 -- at the end of 2003.

So we had a lot of that to fill back up and to capacitize with the machine tools and other things and people to get the growth. So that, in and of itself, presented some challenges because in that period, we were in a supplier consolidation, capacity consolidation mode, and we switched to a growth mode. And now we're -- it does take people to manage to spend $2.3 billion. It takes a certain period cost structure to spend it wisely and to get that capacity ready to come online to build additional products.

If we were going to go out of business in 2012 or 2010, I would spend radically less. You all know that. But we're expecting to continue to grow our business. Our vision 2020 is sales of $100 billion. And if we're $60-ish billion in 2010 and continue to grow and utilize the capacity we're investing in, this suggests to me we've got great top line revenue potential growth for this Company. And we clearly see that in the current environment.

So we are investing to put capacity in place and to bring more product technology to the market to stay ahead of competition and to complement that with a great services infrastructure. But you're right, Alex, in a period of accelerating investment, it does cap a little bit how much you might go in the top side of earnings. But I think it's a good trade-off for the long-term investor.

I haven't heard any investors say, if you can return -- I mean, we don't approve CapEx unless it passes our hurdle rates for projected returns, looking at a discounted cash flow model going forward. And our return on equity here for the last few years has been in the high 30s. Pretty good by most standards. So we're going to continue to keep trying to deliver that kind of results for our long-term investors.

**Unidentified Audience Member**

Hi, Jim. You mentioned that the global margin gap has narrowed over the past few years, which is interesting. And I wanted to ask if you would expand on that a bit. Is there any mix component to that, as mining has grown faster overseas than here? If not, and it's within the product lines, has it been more that your price and brand strength is better overseas and that's narrower? Or has it been manufacturing or parts?

**Jim Owens** *- Caterpillar Inc. - Chairman & CEO*

Well, I think I mentioned Europe, Africa, Middle East theater as one that was making a fairly marginal contribution back in the 2002, '03 period. That was a period that was relatively depressed in terms of infrastructure spend and mining. And so there has been a mix enhancement. A lot of their growth has come in mining and big infrastructure. So core and large machines have come back very smartly.

But I think we've also done a good job in that region of improving our manufacturing operations, controlling our period costs of distribution and enhancing our margin contribution from that theater also. So it's a combination of both of those things. But it's a dramatic improvement. If we'd had the same margin deficit that we had a few years ago, this explosion of growth wouldn't have done much for us. And we hope that we can continue to make that better. Yes?

**Unidentified Audience Member**

Hey, Jim, I'm wondering if you could take us through the expectations or the assumptions for Cat Financial in both the '08 and longer term goals for the Company? And obviously, we've got a little bit of turmoil in the credit markets today. Could you talk about how you expect that may impact your expectations if it continues?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Well, quite frankly, I'm very thankful that we have Cat Financial because I think the banks and other outside lenders that don't really know and understand our business tend to come and go in our business. In boom times, they're loaning at razor-thin margins and just trying to get loans on their books and support our customers. And our pops, our share of the business that we finance tends to go down a little bit. In difficult times, they all tend to disappear. They don't want to loan to this sector anymore, and we're there and we stay the course and work with our customers.

As most of you might know, Cat Financial has got about a $30 billion global portfolio of receivables. We're old-fashioned lenders, as I said. We loan -- we have a pretty high percent of North American sales are financed by Cat Financial today, and a growing percentage of our sales in the rest of the world are financed by Cat Financial Group. Pretty much, we're in China. We're in Japan. We're in Korea, Indonesia, and Australia and Asia. We're in almost all of the EU countries and expanding into Eastern Europe and Russia.

So we're looking at a global footprint for Cat Financial, but we're looking at sticking to our knitting. In essence, raising money in medium-term notes, leveraging Caterpillar to the credit markets, being able to borrow money at very attractive rates, re-lending that to our customers with roughly an 8.5 leverage ratio. And loaning to people that can make a reasonable down payment, where we understand residual values and we can repossess and resell.

We think Cat Financial will grow in line with our top-line sales, and we're also growing Cat Insurance, which provides insurance services to Caterpillar dealers and customers and works on a -- with us now on extended warranty coverage. So we see that as another important dimension of what Cat Financial services will bring to our Company in a very strong, very focused financial services division.

**Unidentified Audience Member**

This is more or less the same question that was just asked. Global loan losses or North American loan loss, are they going up at all? Is there a trend? Are you increasing your loan loss provisions?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

We have increased our loan loss provisions somewhat. Our losses were up a little bit in '07 versus '06. But they're still below what they were in the last couple of recessions. So we feel very good about the health of the portfolio that we're managing.

**Unidentified Audience Member**

Okay. Jim, you mentioned kind of reduce the volatility of earnings as part of your goals here going forward. Can you just share with us your latest thinking about if things don't go as well as we think in the next five years, if something knocked the world into global recession, what does the kind of downside scenario look like?

**Jim Owens** *- Caterpillar Inc. - Chairman & CEO*

Well, we set as our goal that we would hold earnings north of $2.50 a share. It was $5, but now it's $2.50 with the split, in 2010, in a worst-case scenario, global worldwide recession.

**Unidentified Audience Member**

So that's unchanged?

**Jim Owens** *- Caterpillar Inc. - Chairman & CEO*

That's unchanged.

**Unidentified Audience Member**

Thanks.

**Jim Owens** *- Caterpillar Inc. - Chairman & CEO*

And we think that's a big challenge, but we spend a lot of time in our business units working on scenario planning and what we will do to jettison costs. We have much more labor cost flexibility today than we ever had in the past. We've outsourced an appropriate amount of things that we could bring back in, and I -- I'm confident we've got solid plans in place to scramble and do that.

It would be a challenge. I hope we don't have to take it on, but if we do -- and that would be pretty attractively profitable. That would be about our fifth best year of all time or something if we pulled that off.

**Unidentified Audience Member**

Jim, earlier you said that SCM would add about $1.5 billion of revenue. Is that the half that you don't own if you took it in, and combined, it's larger?

**Jim Owens** *- Caterpillar Inc. - Chairman & CEO*

Well, it's a little bit more complicated than that. It is really the Japanese domestic sales. Because when SCM exports something, it goes to a Cat marketing company and goes into our top line sales. But when the SCM sells a product they produce in the Japanese domestic market, we don't count that top line.

And let me just maybe expand on that, the beauty of this, this is a share redemption process that SCM will actually buy the shares of MHI, and we'll keep our shares. So it's a share redemption process. It's going to be a two-stage process. It won't cost -- it won't take any cash from parent company.

And back to return on sales argument or question -- I don't think it's an argument. But it will add a lot of top line sales, not much profit initially. But that's okay, because it's more strategic reasons that we're buying it.

Did we lose the microphone?

**Unidentified Audience Member**

Earlier, you said that you were talking about a net ROS, and I think one of the analysts was talking about an EBIT ROS, full-cycle average. There was no change in your goals there on the full-cycle averages?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Well, no, I mean 8 -- I'd really like us to focus on earnings per share growth, which I think is the most relevant things for our shareholders. You guys tell me if I'm wrong. But we're focused on 15% to 20% earnings per share growth and the 2005 all-time record level out through 2012 now. And most importantly, we've put a big stake in the ground in 2010 on that $8 to $10 a share range we think we can deliver. So that's our principal area of focus, is to deliver that. Yes, sir?

**Unidentified Audience Member**

Jim, you have this long list of actions that have unfolded in China and roughly $2 billion of sales you're closing in on. By 2010, what do you think that will be, and what extra bullet points would be on this list in terms of new facilities, other initiatives that might be underway both there and other emerging markets, since you're broadening the concept out?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Right. I don't want to be too specific because some of this is competitively important, but I think you can look for one or two more greenfield manufacturing facilities for products, possibly another for engines and more supporting components in China. And our target for sort of the 2010 timeframe is on the order of 4 billion. I don't think we'll be as -- will get all the way to there, though we'll be moving smartly in that direction.

In India, we're expanding our capacity in our existing core machine manufacturing. We're actually building 100-ton trucks there now, Cat-branded for Southeast Asia. A big expansion effort is underway in Chennai. We're adding engine capacity in Bangalore, including 3500 series engine capacity that we've not had in Asia before. And we're looking at additional engine capacity for small engines and additional capacity for small machines in India, and we're looking at expanding our operations and activities in Indonesia and Vietnam possibly also.

So -- and in Russia, I mentioned our Tosno facility, which has been a fabrication facility we're converting to a machine assembly. So we'll do limited fabrications, some machining and assembly in that facility. We think we'll be the first manufacturer with a local presence manufacturing in country. And we'll look at our footprint.

Russia's got a little different problem. They don't have as many people, of course, but they have a huge natural resource base. So we're really looking at this as Asia-Pacific and emerging markets theater strategy and trying to be sure we're positioning Caterpillar for leadership. Our goal is nothing short of being the leader in every major market by the year 2010 and on absolute terms for every major product line that we serve.

So this one's going to be a pretty intensely competitive one, and we're going to have to have an on-the-ground investment presence not only manufacturing, assembly, but components and very strong product support dealer network. So we're -- we and our dealers are working pretty hard to get that done, too. And that's the only way you really get to the kind of attractive profitability in that theater that we need.

Yes?

---

**Unidentified Audience Member**

Jim, you spoke about a favorable outlook over the next five years for sustained investment in global mining. Could you distinguish at all between the outlook for metals versus coal? And then could you also address how growing public resistance to coal-fired power, potential carbon taxes and the like might affect that opportunity?

---

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

A great question. We get a lot of questions about coal and when we joined the U.S. Cap Initiative, and I want to be clear about one thing. We're also -- the coal industry is a big customer of ours. We want to do everything we can to work with and support them and work to support clean coal technologies.

Interestingly enough, the National Petroleum Institute just did a big study of energy demand to 2030. And the fascinating thing, I mean, the reason that BP, Exxon, Shell, Chevron, everybody's willing to invest in alternative energy sources is that even if wind and solar and biofuels grow like topsy between here and there, with the projected growth in energy, primarily driven by higher standards of living in the emerging markets come about, coal will be a larger percentage of the total kilowatts generated in 2030 than it is today. This is by the National Petroleum Institute study.

So I don't think the coal industry is going to go away, it's -- unless we in the Western world decide we really don't need those kilowatts. And that we would like to turn our air conditioners down or off and drive hybrid cars and wear sweaters instead of heating our homes the way we've been doing.

All those things might happen, but even with that, the emerging markets are going to continue to need kilowatts, and that's going to drive a tremendous amount of demand for coal. And coal demand has been growing like topsy in India, China, being supplied from all over that region, Indonesia, Australia. So coal in -- Eastern coal in the U.S. was down last year, for example, but the Western coals did quite well and international coal did extraordinarily well.

I think what the world's got to work on is how do we get -- how do we clean up coal at source and learn how to be more environmentally sensitive as we use it. And only a little investment's gone towards that so far. With the idea that we're not going to need coal.

The other thing is part of the solution might be nuclear. But it takes ten-plus years to get a nuclear plant built, and nobody in the U.S. wants to have it in their backyard. So we're a long ways from that, adding much to the solution.

But I think it's pretty fascinating right now to look at the studies that are going on in the energy space. And actually, I can get myself pretty convinced that the world's going to be -- we're going to have periods of brownouts and shortages of energy across a lot of the developing world, and fascinatingly enough, I think our products could be a big part of the solution.

To start with, you get much higher energy efficiency from combined heat and power source on site as opposed to a big utility installation that is hard to get sited in the Western world now. So we've got a lot of products that I think will be, hopefully, part of the solution. And we'd like to be part of the equation in trying to figure out how to use coal more efficiently, meaning better, more efficient coal-fired plants and distribution capabilities and also how to sequester carbon or clean it up. These are the keys.

**Unidentified Audience Member**

Jim, if you look over the next five years and you assume the maturation of the Caterpillar production system, in other firms that has become the greatest tool for acquisition integration, the greatest confidence builder and acquisition integration. Why should we -- I don't know quite how to read your 2010 and 2012 goals being largely organic. If you get really good at this, why wouldn't you exercise that tool to make acquisitions?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

In our industry, from an anti-trust perspective, we're already the global leader. So to acquire anything of size that competed with us would be, I would think, unacceptable to the regulatory authorities of the world. So we aren't looking at acquiring any of those. Plus, we don't like to acquire anybody that's got a competing distribution channel that we then have to go back and rationalize.

So I think a good example of an acquisition for us is Progress Rail Services. It was a service business. It's a different sector. It's got different strengths. We can leverage a lot of that capability into Caterpillar. We learned a lot about the scrap business worldwide. And we can leverage them globally. But that doesn't really fit with the Cat Production System model at all. I mean --

**Unidentified Audience Member**

(inaudible question - microphone inaccessible)

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

No. Very little. They can be lean manufacturing and all of that, but the Cat Production System, per se, no. Doesn't fit.

**Unidentified Audience Member**

Hi, Jim. You just didn't say anything about the impact of the tornado on the plant in Oxford.

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Ah.

**Unidentified Audience Member**

Could you talk about that a little bit, and how do you size the potential impact? How do we size it? We have no idea whether it's going to be material or not material, or will it show up as an inefficiency because you have to fly components in? Could you just address that a little bit, please?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

I would be delighted to. You know, we almost had a news release drafted about that to say that it might have some dire consequences. First off, let me say it is better to be lucky than to be good sometimes. This was a relatively small facility, about 200,000 square foot, in Oxford, Mississippi. It was a focus facility, in our definition. But it made cold extrusions, 1.1 million of them a month. And it's the only facility in the world that makes these things, and they go to a whole host of manufacturing facilities as a key part of our hydraulic systems.

So the tornado -- fortunately, first and foremost, I think our leadership team in that division had done a great job of having a weather warning system they had installed a year or so ago and trained people. So everybody got into the storm shelter, and we had no injuries. There were 50 people killed in the country that night. There were 110 working in our plant that night. All 110 went into the restroom facilities that were cordoned off and safe.

Rocks about two-inch diameter, which were all over the roof of that building, were swirling through the building at about 180 miles an hour and then implanted in the walls. Nobody was killed. So, terrific job there. We were just real excited about that effort.

Secondly, the tornado ripped through the plant in the most critical -- mission-critical machines. These are very large presses that are well down into the ground that do cold extrusions. The roof over those did not collapse. So when our leadership team hit the ground the next morning after the tornado -- and this building was devastated, and we got spectacular pictures of it. You can't believe it. They staked out a goal, realizing how important it was that we be up and operational in two weeks.

And of course, everybody was -- our employees, they were worried, of course, about are we going to pay them and how that's going to work. So we announced we were going to pay everybody. Anybody who wasn't working we would put in a training program. The city gave us the convention center. The neighboring town gave us a big warehouse that we could move into immediately.

So we sent salvage crews into -- first off, we got the building shored up. All the contractors who built it were in there within a couple of days. We lifted all the air conditioning units off the roof and reshored up all the walls, built temporary roof over the key machines. And within two weeks, by golly, we built -- we got the first parts off the line. We scrambled worldwide to see where we had cold extrusions in the pipeline of inventory. We asked all our plants to stabilize their schedules. We searched the parts and dealer systems to get what components we could get out of it, and not only do -- I think it will be totally immaterial to our results in the quarter.

I'm sure there was an extra $20 million or something of cost throughout the system as we scrambled to get this done. But I was extraordinarily proud of the people from Oxford, the people from that business unit and, really, the way the whole team Caterpillar responded. It's just a heart-warming story.

We had calls from the governor and the mayor and everybody falling all over themselves to do everything they could for us. I can assure you we will be calling Oxford one of our hometowns for henceforth. So it's a great story, and I'm pleased we didn't put out any press release and scare you guys. But everybody was scrambling right away.

**Unidentified Audience Member**

So, Jim, I heard two things that I was hoping you could reconcile because they are a little concerning. I mean, number one around a change in revenue expectation by 2010 versus previous guidance, but sort of no change in [cost] expectations. You've talked about the capital you need to support the ramp-up in sales. So a lot of incremental capital to support higher sales, but not a change really in underlying profitability.

And then made the statement that you think all shareholders want is earnings per share growth, and I would argue with you on that --

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Well, return on assets employed, I said.

**Unidentified Audience Member**

Well, no, you said specifically -- you said specifically shareholders, I think, want earnings per share growth. So --

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

I think they do. Is that wrong?

**Unidentified Audience Member**

Well, but again, if it takes a lot of incremental capital and, again, I'm not sure how to read the guidance of higher sales, but no change in earnings expectations, incremental capital to support it. So help us understand why that's a more valuable proposition for us as shareholders.

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Okay. Well, I think we have the outlook for our growth has strengthened somewhat since a year ago, but not radically. But we now see, I think, a solid opportunity for growth in earnings -- top line growth to close to $60 billion between here and 2010. That requires -- and more investment than we previously thought. And we're stepping up our investment, particularly in emerging markets, to create a stronger footprint because of the growth that we see in those markets.

So our longer term view in how sustainable this growth is in the intermediate-term future has certainly gone up, and we're investing, I think, pretty heavily in both product technology and CapEx to get that done. I would hope our shareholders would be pretty excited about reaffirmation because I think many shareholders might be worried that we won't get in the $8 to $10 range by 2010. But I would hope that most would be pretty excited about reaffirmation that we think we can be there, plus we have good growth prospects beyond that timeframe that we're investing heavily in sustaining our leadership position for.

I mean, we could earn a lot more if we chose to not put capacity in place. I think everyone understands that. But that's an important part of the leadership position that we hope to stake out. So we're still with the same earnings range.

**Unidentified Speaker**

Are there any last questions?

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

Take one over here that we haven't heard from before.

**Unidentified Audience Member**

I just wanted to follow up on the comment that you made on the service and parts business. You mentioned that in North America it was flat last year, and I was just wondering why that business didn't grow with some lag to the install base, as you've been growing the install base. And a second question on it is I think you mentioned that the business should grow to $20 billion in 2010. So that's a fairly good chunk of growth there, and correct me if I'm wrong, but --

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

I said $16 billion to $20 billion.

**Unidentified Audience Member**

Yes, it should be less capital intensive than investing for the products business to expand capacity.

**Jim Owens**  *- Caterpillar Inc. - Chairman & CEO*

I would agree with that. It is less capital intensive. The Progress Rail acquisition is adding to that nicely. Replacement parts growth, with the size of the field population is a big factor in that growth. So that would be true for gas turbines as well as the near service-related business as well as for the machine population.

But it is also impacted by the amount of activity and dirt work going on at the time. So whereas in the United States last year for housing-related markets and for on-highway truck engines and for even nonresidential construction, sales were off 30% or 40%. But the amount of dirt work didn't tail off that much, and the parts volume held pretty flat nationwide.

And so, given the size of the corrections that were occurring domestically for the new machine sales, it virtually stayed and held very flat. And it's good attractive merchant business. But it doesn't -- it's not immune from going down. I mean, it's a function of the activity level of the products that are in the field, and there is more product out there, but I think they worked less as the housing market went down last year.

Okay, thank you all again very much for being here. We really appreciate your attention and your support for Caterpillar. Thank you.